Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

Effective March 13, 2012, Flamel Technologies (“Flamel”) acquired, through its wholly owned subsidiary Flamel US Holdings, Inc., or Flamel US, all of the membership interests of Éclat Pharmaceuticals (“Éclat Pharmaceuticals”) from Éclat Holdings, LLC, or Éclat Holdings, an affiliate of Flamel’s largest shareholder Deerfield Capital L.P. Éclat Pharmaceuticals is a specialty pharmaceuticals business focused on the development, approval and commercialization of niche brands and generic pharmaceutical products. In exchange for all of the issued and outstanding membership interests of Éclat Pharmaceuticals, Flamel US provided consideration consisting of:

-	a $12 million senior, secured six-year note that is guaranteed by us and our subsidiaries and secured by the equity interests and assets of Éclat;
-	two warrants to purchase a total of 3,300,000 American Depositary Shares, each representing one ordinary share of Flamel (“ADSs”); and
-	a commitment to make earn out payments of 20% of any gross profit generated by certain Éclat launch products and to pay 100% of any gross profit generated by Hycet® up to a maximum of $1 million. The Purchase Agreement also contains certain representations and warranties, covenants, indemnification and other customary provisions.

The following unaudited pro forma condensed combined statements of operations are based on the historical financial statements of Flamel and Éclat Pharmaceuticals after giving effect to the acquisition of Éclat Pharmaceuticals by Flamel using the acquisition method of accounting, as well as the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined statements of operations. Accordingly, the tangible assets and identifiable intangible assets acquired and liabilities assumed were recorded at fair value, with the remaining purchase price recorded as goodwill. The purchase price adjustments reflected in the following unaudited pro forma condensed combined statements of operations and set forth in Note 2 are preliminary and have been made solely for the purpose of preparing these statements. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2012, and the year ended December 31, 2011, are presented as if the acquisition had occurred on January 1, 2011.

Both Flamel Technologies and Éclat Pharmaceuticals fiscal periods end December 31st. As permitted by Regulation S-X, the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2011, has been prepared by combining Flamel’s consolidated statement of operations for the year ended December 31, 2011, with the consolidated statement of operations of Éclat Pharmaceuticals for the year ended December 31, 2011, as per exhibit 99.4. Similarly, the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2012, has been prepared by combining Flamel’s unaudited consolidated statement of operations for the three months ended March 31, 2012, as incorporated by reference, with the unaudited consolidated statement of operations of Éclat Pharmaceuticals for the period from January 1, 2012 to March 12, 2012.

The unaudited pro forma condensed combined statements of operations should be read in conjunction with the historical consolidated financial statements and the accompanying notes of Flamel included in Flamel’s Annual Report on Form 20-F for the year ended December 31, 2011, and Quarterly Report on Form 6-K for the three months ended March 31, 2012, filed with the Securities and Exchange commission (“SEC”) in 2012 and individual accounts of Éclat Pharmaceuticals for the year ended December 31, 2011s per exhibit 99.4. The unaudited pro forma condensed combined statements of operations are not intended to represent or be indicative of the consolidated results of operations or financial condition of Flamel that would have been reported had the acquisition been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of Flamel. The unaudited pro forma condensed combined statements of operations do not reflect any operating efficiencies and cost savings that Flamel may achieve with respect to the combined companies.

Exhibit 99.1

UNAUDITED CONDENSED PRO FORMA STATEMENT OF OPERATIONS OF FLAMEL TECHNOLOGIES AND ÉCLAT PHARMACEUTICALS

For the Three Months Ended

March 31, 2012

(in thousands, except per share data)

	Three months ended March 31, 2012
	Historical
		Eclat
		(From Jan 1 to	Pro Forma	Pro Forma
	Flamel	March 12)	adjustments	Combined
Revenue:
License and research revenue	$2,110	-	-	$2,110
Product sales and services	3,378	213	-	3,591
Other revenues	1,872	-	-	1,872
Total revenue	7,360	213	-	7,573
Costs and expenses:
Cost of goods and services sold	(1,318)	(80)	-	(1,398)
Research and development	(5,985)	(814)	-	(6,799)
Selling, general and administrative	(5,183)	(518)	610	(5,091)
Remeasurement of acquisition liabilities	5,080			5,080
Total	(7,406)	(1,412)	610	(8,208)

Profit (loss) from operations	(46)	(1,199)	610	(635)

Interest income net	166	-	-	166
Foreign exchange gain (loss)	(133)	-	-	(133)
Other income (loss)	67	65		132

Income (loss) before income taxes	54	(1,134)	610	(470)
Income tax	(42)	-	-	(42)
Net income (loss)	$12	$(1,134)	$610	$(512)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$0.00			$(0.02)
Diluted earnings (loss) per share	$0.00			$(0.02)

Weighted average number of shares outstanding (in thousands) :

Basic	25,012			25,012
Diluted	25,012			25,012

Exhibit 99.1

UNAUDITED CONDENSED PRO FORMA STATEMENT OF OPERATIONS OF FLAMEL TECHNOLOGIES AND ÉCLAT PHARMACEUTICALS

For the Year Ended

December 31, 2011

(in thousands, except per share data)

	Twelve months ended December 31, 2011
	Historical
			Pro Forma	Pro Forma
	Flamel	Eclat	adjustments	Combined
Revenue:
License and research revenue	$10,566	-	-	$10,566
Product sales and services	13,395	609	-	14,004
Other revenues	8,639	-	-	8,639
Total revenue	32,600	609	-	33,209
Costs and expenses:
Cost of goods and services sold	(6,284)	(304)	-	(6,588)
Research and development	(25,089)	(1,487)	-	(26,576)
Selling, general and administrative	(10,810)	(2,026)	(380)	(13,216)
Total	(42,183)	(3,817)	(380)	(46,380)

Profit (loss) from operations	(9,583)	(3,208)	(380)	(13,171)

Interest expense (income) net	594	(347)	-	247
Foreign exchange gain (loss)	273	-	-	273
Other income (loss)	134	-	-	134

Loss before income taxes	(8,582)	(3,555)	(380)	(12,517)
Income tax	(192)	-	-	(192)
Net loss	$(8,774)	$(3,555)	$(380)	$(12,709)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	$(0.36)			$(0.52)
Diluted earnings (loss) per share	$(0.36)			$(0.52)

Weighted average number of shares outstanding (in thousands) :

Basic	24,669			24,669
Diluted	24,669			24,669

Exhibit 99.1

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of pro forma presentation

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2011, and three months ended March 31, 2012, give effect to the acquisition as if it occurred on January 1, 2011.

The unaudited pro forma condensed combined statement of operations have been derived from, and should be read in conjunction with, the historical consolidated financial statements, including the notes thereto, of each of Flamel and Éclat Pharmaceuticals. Flamel’s consolidated financial statements are included in Flamel’s Annual Report on Form 20-F for the year ended December 31, 2011, and Quarterly Reports on Form 6-K filed in 2012 with the SEC. Individual accounts of Éclat Pharmaceuticals are included in exhibit 99.4.

2.	Acquisition

Effective March 13, 2012, Flamel acquired, through its wholly owned subsidiary Flamel US Holdings, Inc., or Flamel US, all of the membership interests of Éclat Pharmaceuticals, LLC, or Éclat Pharmaceuticals, from Éclat Holdings, LLC, or Éclat Holdings, an affiliate of Flamel’s largest shareholder Deerfield Capital L.P. Éclat Pharmaceuticals is a specialty pharmaceuticals business focused on the development, approval and commercialization of niche brands and generic pharmaceutical products. In exchange for all of the issued and outstanding membership interests of Éclat, Flamel US provided consideration consisting of:

-	a $12 million senior, secured six-year note that is guaranteed by us and our subsidiaries and secured by the equity interests and assets of Éclat;
-	two warrants to purchase a total of 3,300,000 ADSs of Flamel; and
-	a commitment to make earn out payments of 20% of any gross profit generated by certain Éclat launch products and to pay 100% of any gross profit generated by Hycet® up to a maximum of $1 million. The Purchase Agreement also contains certain representations and warranties, covenants, indemnification and other customary provisions.

Flamel US issued the note pursuant to a Note Agreement among Flamel, Flamel US and Éclat Holdings dated March 13, 2012. The note is payable over six years only if certain contingencies are satisfied, namely that: (a) two or more Éclat launch products are approved by the FDA, or (b) one Éclat launch product is approved by the FDA and has generated $40 million or more in cumulative net sales. These contingencies are referred to as thresholds. If either Threshold is satisfied, Flamel US will pay 25% of the original principal amount due under the note on each of the third, fourth, fifth and sixth anniversaries of the date of the note. The note accrues interest at an annual rate of 7.5% (calculated on the basis of the actual number of days elapsed in each month) and is payable quarterly in arrears commencing on July 2, 2012 and on the first business day of each October, January, April and July thereafter; provided, however, that if on any such interest payment date, at least one Éclat Pharmaceuticals launch product has not been approved by the FDA, the interest payable on such date will not be payable, but will be added on such date to the outstanding principal amount of the note. Flamel must pay any interest so accrued no later than nine months after such FDA approval and, upon such payment; such outstanding principal amount of the note will be reduced by the amount thereof.

In addition to the note, two six-year warrants were issued to purchase an aggregate of 3,300,000 ADSs, each representing one ordinary share, of Flamel. One warrant is exercisable for 2,200,000 ADSs at an exercise price of $7.44 per ADS, and the other warrant is exercisable for 1,100,000 ADSs at an exercise price of $11.00 per ADS. The warrants provide that they may only be exercised for six years following the approval, for the purposes of French law, by the holders of a majority of Flamel’s ordinary shares, of the authorization and issuance of the warrants and the ordinary shares underlying the warrants and the waiver of all preferential subscription rights of holders of ordinary shares (and ADSs) with respect to the warrant and the underlying shares.  On June 22, 2012, the authorization and issuance and waiver were approved by the holders of the requisite number of ordinary shares.

Exhibit 99.1

The acquisition-date fair value of the consideration transferred totaled $50,927,000 which consisted of the following:

(Amounts in thousands of USD)

Note	$5,625
Warrants	12,065
Deferred consideration	33,237
Total acquisition liabilities	$50,927

The fair value of the note was estimated using a probability-weighted discounted cash flow model. This fair value measurement is based on significant inputs not observable in the market and thus represents a level 3 measurement as defined in ASC 820. The key assumptions are as follows: 20% discount rate, 72% probability of success.

The fair value of the warrants was determined by using a black and Scholes model option pricing with the following assumptions:

Share price	$7.29

Risk-free interest rate	2.00%

Dividend yield	-

Expected volatility	56.26%

Expected term	6.0 years

The deferred consideration fair value was estimated by using a discounted cash flow model based on probability adjusted annual gross profit of each of the Éclat products. A discount rate of 20% has been used, except for Hycet for which a discount rate of 13% has been retained.

The transaction was accounted for as a business combination under the acquisition method of accounting and included in the consolidated unaudited financial statements for the three month period ending March 31, 2012. Accordingly, the tangible assets and identifiable intangible assets acquired and liabilities assumed were recorded at fair value, with the remaining purchase price recorded as goodwill.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. The purchase price allocation has been prepared on a preliminary basis and is subject to change as additional information becomes available concerning the fair value and tax basis of the acquired assets and liabilities. Any adjustments to the purchase price allocation will be made as soon as practicable, but no later than one year from March 13, 2012, the acquisition date.

Exhibit 99.1

At March 13, 2012

(Amounts in thousands of USD)

Cash and cash equivalent	$1,631
Account receivables	350
Inventories	38
Prepaid expenses and other current assets	431
Property and equipment, net	57
Intangible assets	49,282
Goodwill	20,461
Total identifiable assets acquired	72,250

Current liabilities	(459)
Deferred Tax Liabilities	(20,858)
Long term liabilities	(6)
Total liabilities assumed	(21,323)
Net identifiable assets acquired	$72,250
Net assets acquired	$50,927

Of the $49,282,000 of acquired intangible assets, $47,309,000 was provisionally allocated to in-process research and development (IPR&D) assets that were recognized at fair value on the acquisition date. The fair value was determined using an income approach, including a discount rate of 20%, applied to probability adjusted after-tax cash flows. The estimated costs to complete the IPR&D projects represents management’s best estimate of expected costs, but are subject to change based on additional information received as development activities advance. The remaining useful life has been estimated to be four years once the products in question have been approved. The remaining $1,973,000 was provisionally allocated to the acquired product license for Hycet® (3-year useful economic life). As noted earlier, the fair value of the acquired identifiable intangible assets is an estimate receipt of the final valuations for these assets.

The difference between the purchase price and the fair value of the assets acquired and liabilities assumed of $20.5 million was allocated to goodwill. This goodwill is attributable to the remaining product opportunities identified by the acquired entity at the date of acquisition, but for which limited development had occurred and the regulatory approval process had not commenced. None of the goodwill is expected to be deductible for income tax purposes.

The deferred tax liability of $20.9 million relates to temporary differences associated primarily with the IPR&D, which are not deductible for tax purposes.

3.	Pro Forma adjustments to the Statement of Operations

Selling, General and Administration

Amortization of intangible assets:

Adjustments have been included to record the increase in amortization expense for intangible assets. The incremental amortization expense was calculated using an estimated life of 3 years for the Hycet Product License, with an estimated value of $1,973,000 as if the acquisition had occurred as of January 1, 2011. The incremental amortization expense recorded in selling, general and administrative expense for the period January 1, 2012 to March 31, 2012 and fiscal year ended December 31, 2011 is $25,000 and $380,000 respectively.

Exhibit 99.1

Transaction Costs:

Flamel incurred direct and incremental transaction costs of $635,000 during the three months ended March 31, 2012 in connection with the Acquisition. These costs, included in selling, general and administrative expenses, are eliminated through a pro forma adjustment.

Summary of adjustments to selling, general and administrative expenses (in thousands):

	Three months ended	Year ended
	March 31, 2012	December 31, 2011
Amortization of Intangible Assets	$(25)	$(380)
Transaction costs	635	-
	$610	$(380)